Filed by Westinghouse Air Brake Technologies Corp
Pursuant to Rule 425 under the Securities Act of 1933, as amended,
And deemed filed pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934, as amended
Subject Company: General Electric Company
Commission File No.: 001-00035

News Release

Wabtec Issues Statement Regarding
Planned Merger With GE Transportation

WILMERDING, PA, Sept. 14, 2018 – Wabtec Corporation (NYSE: WAB) today issued the following statement regarding its planned merger with GE Transportation:

“The company continues to make progress in its planned merger with GE Transportation, including today the successful execution and settlement of $500 million of three-year Floating Rate Notes and $2 billion of five-year and 10-year Senior Notes to fund a majority of the cash requirements for the transaction.  Wabtec expects the transaction to be completed by early 2019.  The company affirms the material financial aspects of the transaction announced in May, including GE Transportation’s estimated adjusted EBITDA growing to between $900 million and $1 billion in 2019.  Upon completion of the merger, we believe we will be poised to drive strong growth in 2019 and beyond and well-positioned to serve customers as industry demand continues to improve.”

On Monday, Sept. 17, Wabtec intends to file its amended proxy statement relating to the shareholders meeting to approve the transaction.

Wabtec Corporation is a leading global provider of equipment, systems and value-added services for transit and freight rail.  Through its subsidiaries, Wabtec manufactures a range of products for locomotives, freight cars and passenger transit vehicles. Wabtec also builds new switcher and commuter locomotives, and provides aftermarket services. Wabtec has facilities located throughout the world.

Additional Information and Where to Find It

In connection with the proposed transaction between GE and Wabtec, SpinCo will file with the SEC a registration statement on Form S-4/S-1 containing a prospectus or a registration statement on Form 10 and Wabtec will file with the SEC a registration statement on Form S-4 and a proxy statement on Schedule 14A. If the transaction is effected via an exchange offer, GE will also file with the SEC a Schedule TO with respect thereto. This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other documents GE, Wabtec and/or SpinCo may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THESE DOCUMENTS WHEN THEY BECOME AVAILABLE, ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, AND OTHER DOCUMENTS FILED BY GE, WABTEC OR SPINCO WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of these materials and other documents filed with the SEC by GE, Wabtec and/or SpinCo through the website maintained by the SEC at www.sec.gov. Investors and security holders will also be able to obtain free copies of the documents filed by GE, Wabtec and/or SpinCo with the SEC from the respective companies by directing a written request to GE and/or SpinCo at General Electric Company, 41 Farnsworth Street, Boston, Massachusetts 02210 or by calling 617-443-3400, or to Wabtec at Wabtec Corporation, 1001 Air Brake Avenue, Wilmerding, PA 15148 or by calling 412-825-1543.

News Release

No Offer or Solicitation

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell, or an invitation to subscribe for, buy or sell, any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, and otherwise in accordance with applicable law.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any investor or security holder. GE, Wabtec, SpinCo, their respective directors, executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies from shareholders of Wabtec in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the relevant materials when filed with the SEC. Information regarding the directors and executive officers of GE is contained in GE’s proxy statement for its 2018 annual meeting of stockholders, filed with the SEC on March 23, 2018, its Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 23, 2018, its Quarterly Report on Form 10-Q for the quarter ended March 31, 2018, which was filed with the SEC on May 1, 2018, its Quarterly Report on Form 10-Q for the quarter ended June 30, 2018, which was filed with the SEC on July 27, 2018, and certain of its Current Reports filed on Form 8-K. Information regarding the directors and executive officers of Wabtec is contained in Wabtec’s proxy statement for its 2018 annual meeting of stockholders, filed with the SEC on April 5, 2018, its Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 26, 2018, its Quarterly Report on Form 10-Q for the quarter ended March 31, 2018 which was filed with the SEC on May 4, 2018, its Quarterly Report on Form 10-Q for the quarter ended June 30, 2018, which was filed on July 31, 2018 and certain of its Current Reports filed on Form 8-K. These documents can be obtained free of charge from the sources indicated above.

News Release

Caution Concerning Forward-Looking Statements

This communication contains “forward-looking” statements as that term is defined in Section 27A of the Securities Act and Section 21E of the Exchange Act, as amended by the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction between GE and Wabtec. All statements, other than historical facts, including statements regarding the expected timing and structure of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction, including future financial and operating results, the tax consequences of the proposed transaction, and the combined company’s plans, objectives, expectations and intentions; legal, economic and regulatory conditions; and any assumptions underlying any of the foregoing, are forward-looking statements. Forward-looking statements concern future circumstances and results and other statements that are not historical facts and are sometimes identified by the words “may,” “will,” “should,” “potential,” “intend,” “expect,” “endeavor,” “seek,” “anticipate,” “estimate,” “overestimate,” “underestimate,” “believe,” “could,” “project,” “predict,” “continue,” “target” or other similar words or expressions. Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the stockholders of Wabtec may not be obtained; (2) the risk that the proposed transaction may not be completed on the terms or in the time frame expected by GE or Wabtec, or at all; (3) unexpected costs, charges or expenses resulting from the proposed transaction; (4) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; (5) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the businesses of GE, Wabtec and SpinCo; (6) the ability of the combined company to implement its business strategy; (7) difficulties and delays in achieving revenue and cost synergies of the combined company; (8) inability to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the proposed transaction; (10) the risk that stockholder litigation in connection with the proposed transaction or other settlements or investigations may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; (11) evolving legal, regulatory and tax regimes; (12) changes in general economic and/or industry specific conditions; (13) actions by third parties, including government agencies; and (14) other risk factors as detailed from time to time in GE’s and Wabtec’s reports filed with the SEC, including GE’s and Wabtec’s annual report on Form 10-K, periodic quarterly reports on Form 10-Q, periodic current reports on Form 8-K and other documents filed with the SEC. The foregoing list of important factors is not exclusive.

Any forward-looking statements speak only as of the date of this communication. Neither GE nor Wabtec undertakes any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.